September 19, 2008
Mark C. Lee
916.558.6031 direct
mlee@weintraub.com

Via EDGAR and Federal Express

Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	American Petro-Hunter, Inc.
Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 19, 2008
File No. 000-22723

Dear Ms. Davis:

On behalf of American Petro-Hunter, Inc. (the "Company"), we are filing amendment no. 1 to the Company's annual report on Form 10-KSB originally filed with the Commission on April 15, 2008 (the “10-KSB Amendment”) and amendment no.1 to the Company’s quarterly report on Form 10-Q originally filed with the Commission on August 19, 2008 (the “10-Q Amendment”). These amendments are being filed in response to the Staff's comment letter dated September 8, 2008. We are including a courtesy marked copy of the amendments indicating the changes made thereon from the original reports filed with the Commission. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's September 8, 2008 letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Factors, Risks and Uncertainties That May Affect our Business, page 3

U.S. Securities and Exchange Commission
September 19, 2008

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time-consuming, difficult and costly for us, page 4

COMMENT NO.1:

You state that “It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act.” Given your conclusion that your internal control over financial reporting was effective as of December 31, 2007 in your Management’s Report beginning on page 11, it appears this risk factor may need to be revised or updated. Please review this risk factor and revise as necessary. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

RESPONSE:

We have revised this risk factor accordingly. Our revisions are reflected on page 4 of the 10-KSB Amendment and page 19 of the 10-Q Amendment.

Controls and Procedures, page 11

COMMENT NO. 2:

Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. Please modify your disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2008.

RESPONSE:

We have modified our disclosed definition of “disclosure controls and procedures” as recommended. Our revisions are reflected on page 11 of the 10-KSB Amendment and page 20 of the 10-Q Amendment.

U.S. Securities and Exchange Commission
September 19, 2008

Note 9. Supplemental Disclosure with Respect to Cash Flows, page F-14

COMMENT NO. 3:

We note you issued shares in the settlement of debt, for services rendered, and for investment purposes during 2007. However, we are unable to locate the issuance of these shares during this period within your Statement of Changes in Stockholders’ Deficit on page F-6. Please advise.

RESPONSE:

The Company issued no shares in the settlement of debt, for services, rendered, or for investment purposes during the year ended December 31, 2007. The identified amounts in Supplemental Cash Flows relate to amounts for the period from January 24, 1996 (inception) to December 31, 2007. We have revised the disclosure in Note 9 on page F-14 to remove these amounts for the year ended December 31, 2007.

Exhibits 31.1 and 31.2

COMMENT NO. 4:

We note your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please modify your certifications to include this additional introductory language. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

RESPONSE:

We have added the introductory language in paragraph 4 referring to internal control over financial reporting. These revisions are reflected in our certifications on Exhibits 31.1 and 31.2 to the Amended 10-KSB and Amended 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Statements of Operations, page 5

U.S. Securities and Exchange Commission
September 19, 2008

COMMENT NO. 5:

It appears your presentation of basic and diluted loss per common share was calculated with comprehensive loss instead of net loss. If so, please revise your calculation to comply with paragraphs 8 and 11 of FAS 128, as applicable, or otherwise advise.

RESPONSE:

We have revised the disclosure in Statements of Operations on page 5 of the Amended 10-Q to report both net loss per share and comprehensive loss per share.

We hope that the foregoing addresses all of the Staff's comments contained in its letter of September 8, 2008. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement.

Very truly yours,

/s/ Mark C Lee

Mark C Lee

cc: Gregory Leigh Lyons

ACKNOWLEDGEMENT

American Petro-Hunter, Inc., (the “Registrant”), hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.
The Staff’s comments, or changes to disclosure in response to the Staff’s comments in the Registrant’s filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: September 19, 2008	American Petro-Hunter, Inc.

/s/ Gregory Leigh Lyons

Gregory Leigh Lyons, President